SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                SCHEDULE 13D/A

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)*

                            CEC ENTERTAINMENT INC.
                 (formerly known as Showbiz Pizza Time, Inc.)
                  -------------------------------------------
                               (Name of Issuer)


              CLASS A PREFERRED STOCK, par value $60.00 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  825 388200
                                  ----------
                                (CUSIP Number)

                              Paul T. Cappuccio,
                           Executive Vice President,
                          General Counsel & Secretary
                             AOL Time Warner Inc.
                             75 Rockefeller Plaza
                   New York, New York 10019 (212) 484-8000
                   ---------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               January 11, 2001
                               ----------------
            (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
                       13d-1(g), check the following box /_/.

                                 SCHEDULE 13D

CUSIP No. 825 388200                           Page    2   of   27   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    AOL Time Warner Inc.
    IRS No. 13-4099534

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         a /_/
                                                                  b /_/
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     /_/
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF      7  SOLE VOTING POWER

      SHARES       8  SHARED VOTING POWER

  BENEFICIALLY        16,011 (See Item 5)

    OWNED BY       9  SOLE DISPOSITIVE POWER

      EACH        10  SHARED DISPOSITIVE POWER

   REPORTING          16,011 (See Item 5)

    PERSON

     WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    16,011

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       /_/
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 33.2%

14  TYPE OF REPORTING PERSON*
    HC


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

CUSIP No. 825 388200                                    Page   3   of   27 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Time Warner Inc.
    IRS. No. 13-3527249

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a/_/
                                                                  b/_/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not Applicable (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      /_/
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF        7  SOLE VOTING POWER

     SHARES          8  SHARED VOTING POWER

   BENEFICIALLY         16,011 (See Item 5)

    OWNED BY         9  SOLE DISPOSITIVE POWER

      EACH          10  SHARED DISPOSITIVE POWER

    REPORTING           16,011 (See Item 5)

     PERSON

      WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    16,011

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 33.2%

14  TYPE OF REPORTING PERSON*
    HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No. 825 388200                                 Page   4   of   27   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Time Warner Companies, Inc.
    IRS. No. 13-1388520

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   a/_/
                                                                   b/_/

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF     7   SOLE VOTING POWER

     SHARES       8   SHARED VOTING POWER

  BENEFICIALLY        16,011 (See Item 5)

    OWNED BY      9   SOLE DISPOSITIVE POWER

      EACH       10   SHARED DISPOSITIVE POWER

   REPORTING          16,011 (See Item 5)

     PERSON

      WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    16,011

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 33.2%

14  TYPE OF REPORTING PERSON*
    CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No. 825 388200                                 Page   5   of   27   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Warner Communications Inc.
    IRS No. 13-2696809

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a/_/
                                                                  b/_/

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


    NUMBER OF     7      SOLE VOTING POWER

     SHARES       8      SHARED VOTING POWER

  BENEFICIALLY           16,011 (See Item 5)

    OWNED BY      9      SOLE DISPOSITIVE POWER

      EACH       10      SHARED DISPOSITIVE POWER

   REPORTING             16,011 (See Item 5)

     PERSON

      WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    16,011

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 33.2%

14       TYPE OF REPORTING PERSON*
         CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiaries, Time Warner Inc., a Delaware corporation ("Time

Warner"), Time Warner Companies, Inc., a Delaware corporation ("TWC"), and

Warner Communications Inc., a Delaware corporation ("WCI") (collectively, the

"Reporting Persons"), hereby amend and supplement the statement on Schedule

13D dated October 10, 1996, as amended, relating to the Class A Preferred

Stock ("CEC Preferred Stock") of CEC Entertainment Inc. ("CEC"), originally filed by Time Warner, TWC, WCI and TWI Ventures Ltd., a Delaware corporation

("TWI Ltd.") with the Securities and Exchange Commission.  Pursuant to Rule

13d-1(k) under the Securities Exchange Act of 1934, as amended, and the Joint

Filing Agreement filed as Exhibit D hereto, the Reporting Persons have agreed to file one statement on Schedule 13D with respect to their ownership of CEC Preferred Stock.  The joint statement on Schedule 13D of the Reporting Persons, as amended and supplemented, is hereinafter referred to as the "Statement".

          This amendment to the Statement is being filed solely to reflect  the combination (the "AOL Holding Company Transaction") on January 11, 2001 of

America Online, Inc. ("AOL") and Time Warner, in connection with which (1)

each of AOL and Time Warner became a wholly owned subsidiary of AOL Time

Warner and (2) AOL Time Warner became the ultimate beneficial owner of the

CEC Preferred Stock held of record by WCI, an indirect wholly owned subsidiary of AOL Time Warner.  Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the

Statement.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended in its entirety to read as follows:

          "This Statement relates to the Class A Preferred Stock, par value

$60.00 per share ("CEC Preferred Stock"), of CEC Entertainment Inc. (formerly known as Showbiz Pizza Time Inc.) (the "Issuer" or "CEC"), a Kansas corporation,

whose principal executive offices are located at 4441 West Airport Freeway,

Irving, Texas 75062.  Any reference to Showbiz in the Statement should be read to mean "CEC"."

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended in its entirety to read as follows:

          "This Statement is being filed by AOL Time Warner Inc. ("AOL

Time Warner"), a Delaware corporation, having its principal executive offices at

75 Rockefeller Plaza, New York, New York 10019, Time Warner Inc., a Delaware

corporation, having its principal executive offices at 75 Rockefeller Plaza,

New York, NY 10019, Time Warner Companies, Inc. ("TWC"), a Delaware corporation,

having its principal executive offices at 75

Rockefeller Plaza, New York, NY 10019, and Warner Communications Inc.

("WCI"), a Delaware corporation, having its principal executive offices at 75

Rockefeller Plaza, New York, New York 10019.  Time Warner is a direct wholly owned subsidiary of AOL Time Warner; TWC is a direct wholly owned subsidiary of Time Warner; and WCI is a direct wholly owned subsidiary of TWC.

          AOL Time Warner is the first internet powered media and communications company.  Its business interests include:  interactive services, cable systems, publishing, music, networks and filmed entertainment.

Substantially all of AOL Time Warner's interests in filmed entertainment,

most of its interests in cable systems and a substantial portion of its interests in networks are held through Time Warner Entertainment Company,

L.P. ("TWE"), a Delaware limited partnership in which AOL Time Warner, has a majority interest.

          Time Warner, a wholly owned subsidiary of AOL Time Warner, is a holding company with the same business interests as AOL Time Warner, except it does not have an ownership interests in the interactive services businesses operated by AOL Time Warner's wholly owned subsidiary, America Online, Inc.

          TWC, a wholly owned subsidiary of Time Warner, is a holding company with the same interests in cable systems, publishing, music, networks and filmed entertainment.  WCI, a wholly owned subsidiary of TWC, is a holding company that holds partnership interests in TWE and substantially all of the music businesses of AOL Time Warner conducted under the umbrella name of

Warner Music Group Inc.

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Persons is set forth in Annexes A, B, C,

and D hereto and is incorporated herein by reference.

          None of the Reporting Persons or, to the best knowledge of the

Reporting Persons, any of the persons listed in Annexes A, B , C, or D hereto has been convicted during the last five years in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Each of the persons listed in Annexes A, B, C, and D hereto is a

United States citizen."

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended to incorporate the following as the last three  paragraphs thereof:

          "On December 31, 1999, TWI Ltd. was merged into WCI and WCI was the surviving entity.  As a result, WCI became the registered owner of the shares of CEC Preferred Stock that were registered in the name of TWI Ltd.

        On January 11, 2001, the AOL Holding Company Transaction was consummated pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, among AOL Time Warner, AOL, Time Warner, America Online

Merger Sub Inc., a wholly owned subsidiary of AOL Time Warner ("AOL Merger Sub")

and Time Warner Merger Sub Inc., a wholly owned subsidiary of AOL Time Warner

("TW Merger Sub"). Pursuant thereto AOL Merger Sub was merged into AOL and TW

Merger Sub was merged into Time Warner (collectively, the "Mergers") and as a result, AOL and Time Warner each became a wholly owned subsidiary of AOL

Time Warner.  In addition, upon consummation of the merger (i) each outstanding share of AOL Common Stock was automatically converted into one share of AOL Time

Warner Common Stock, (ii) each outstanding share of Time Warner Common Stock was automatically converted into 1.5 shares of AOL Time Warner Common Stock and

(iii) each outstanding share of Time Warner Series LMCN-V Common Stock was automatically converted into 1.5 shares of AOL Time Warner Series LMCN-V

Common Stock having terms substantially identical to those of the Time Warner

Series LMCN-V Common Stock.

          As a result of the AOL Holding Company Transaction, AOL Time Warner

became the ultimate beneficial owner of the CEC Preferred Stock reported herein."


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting the third, fourth and fifth paragraphs  thereof and adding the following as the third, fourth, fifth and sixth paragraphs.

        "On December 31, 1999, TWI Ltd. was merged into WCI with WCI being the surviving entity.  As a result, WCI became the registered owner of the shares of CEC Preferred Stock that were registered in the name of TWI Ltd.

        As described in Item 3 above, AOL Time Warner became the ultimate beneficial owner of the CEC Preferred Stock as a result of the consummation of the AOL Holding Company Transaction.

        AOL Time Warner, Time Warner, TWC and WCI intend to review and evaluate their investment in CEC from time to time.  On the basis of such review and evaluation, AOL Time Warner, Time Warner, TWC and WCI may acquire additional

CEC securities from time to time in market transactions or otherwise or may dispose of some or all of their holdings of CEC securities from time to time in market transactions or otherwise.

        Other than as described above, none of AOL Time Warner, Time Warner, TWC or WCI has any current plans or proposals that relate to or would result in (i)

the acquisition or disposition of securities of CEC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,

involving CEC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CEC or any of its subsidiaries; (iv) any change in the present board of directors or management of CEC, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of CEC; (v) any material change in the present capitalization or dividend policy of CEC; (vi) any other material change in CEC's business or corporate structure; (vii) changes in

CEC's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CEC by any person; (viii)

causing a class of securities of CEC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of CEC to become eligible for termination of registration pursuant to Section 12(g)(4) of the

Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence."

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting the fifth and sixth paragraphs thereof and adding the following as the fifth, sixth, seventh and eighth paragraphs  thereof.

          "On December 31, 1999, TWI Ltd. was merged into WCI and WCI was the surviving  entity.  As a result, WCI became the registered owner of the shares of CEC Preferred Stock that were registered in the name of TWI Ltd.

          On January 11, 2001, in connection with the AOL Holding Company

Transaction described in Item 3 above, Time Warner became a direct wholly owned subsidiary of AOL Time Warner. As a result, AOL Time Warner acquired beneficial ownership of the CEC securities beneficially owned by Time Warner. AOL Time

Warner, Time Warner, TW and WCI may be deemed to have shared power to direct the voting and disposition of the 16,011 shares of CEC Preferred Stock registered in the name of WCI.

        As of May 4, 2000, there were outstanding 48,202 shares of CEC Preferred

Stock.  In accordance with the provisions of Rule 13d-3(d)(1)(i) under the

Act, the 16,011 shares of CEC Preferred Stock registered in the name of WCI,

as successor by merger to TWI Ltd. and deemed to be beneficially owned by AOL

Time Warner, Time Warner, TWC and WCI, represent approximately 33.2% of the outstanding shares of CEC Preferred Stock.

        Except as described above, none of AOL Time Warner, Time Warner, TWC or

WCI is aware of any beneficial ownership by, or any transaction within 60 days before the filing of this Statement in, any shares of CEC Preferred

Stock by AOL Time Warner, Time Warner, TWC or WCI or any person listed in

Annexes A, B , C, or D hereto."

Items (d) and (e) are not applicable.

Item 7.     Material to be filed as Exhibits
            --------------------------------
            (A single asterisk denotes that the document has been previously filed.)

            Item 7 is hereby amended to add Exhibits D as follows:

Exhibit D   Joint filing Agreement among AOL Time Warner, Time Warner, TWC and
            WCI.

                                SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   January 22, 2001

                                         AOL TIME WARNER INC.

                                         BY: /s/  J.Michael Kelly
                                            Name:  J. Michael Kelly
                                            Title: Executive Vice President
                                                   and Chief Financial Officer

                                         TIME WARNER INC.

                                         BY: /s/  Spencer B. Hays
                                            Name: Spencer B. Hays
                                            Title: Senior Vice President

                                         TIME WARNER COMPANIES, INC.

                                         BY: /s/  Spencer B. Hays
                                            Name: Spencer B. Hays
                                            Title: Senior Vice President

                                         WARNER COMMUNICATIONS INC.


                                         BY: /s/  Spencer B. Hays
                                            Name: Spencer B. Hays
                                            Title: Vice President

                                    ANNEX A

          The following is a list of the directors and executive officers of AOL Time Warner Inc. ("AOL Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of AOL Time Warner, each person is a citizen of the United States of America.

Directors
                                                    Principal Occupation or
Name                          Office                Employment and Address
----                          ------                -----------------------

Daniel F. Akerson             Director              Chairman of the Board and
                                                    Chief Executive Officer,
                                                    XO Communications, Inc.
                                                    1505 Farm Credit Drive
                                                    McLean, VA 22101
                                                    (a broadband and
                                                    communications company)

James L. Barksdale            Director              Partner,
                                                    The Barksdale Group
                                                    c/o AOL Time Warner*
                                                    (a venture capital firm)

Stephen F. Bollenbach         Director              President and Chief
                                                    Financial Officer,
                                                    Hilton Hotels Corporation
                                                    9336 Civic Center Drive
                                                    Beverly Hills, CA  90210
                                                    (hotel ownership and
                                                    management)

Stephen M. Case               Director and          Chairman, AOL
                              Chairman              Time Warner*

*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                                     Principal Occupation or
Name                           Office                Employment and Address
----                           ------                ------------------------

Frank J. Caufield              Director              Partner,
                                                     Kleiner Perkins Caufield
                                                     & Byers
                                                     4 Embarcadero Center
                                                     San Francisco, CA  94025
                                                     (a venture capital
                                                      partnership)

Miles R. Gilburne              Director              Director,
                                                     AOL Time Warner*

Carla A. Hills                 Director              Chairman and Chief
                                                     Executive Officer
                                                     Hills & Company
                                                     1200 19th Street, NW
                                                     Washington, DC 20036
                                                     (international trade and
                                                      investment consultants)

Gerald M. Levin                Director and          Chief Executive
                               Chief Executive       Officer, AOL Time Warner*
                               Officer

Reuben Mark                    Director              Chairman and Chief
                                                     Executive Officer
                                                     Colgate-Palmolive
                                                     Company
                                                     300 Park Avenue
                                                     New York, NY 10022
                                                     (consumer products)


*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                                   Principal Occupation or
Name                         Office                Employment and Address
----                         ------                -----------------------

Michael A. Miles             Director              Former Chairman and
                                                   Chief Executive Officer
                                                   of Philip Morris
                                                   Companies Inc., Director
                                                   Of various companies
                                                   Three Lakes  Drive
                                                   Northfield, IL 60093

Kenneth J. Novack            Director and          Vice Chairman,
                             Vice Chairman         AOL Time Warner*

Richard D.                   Director              Co-Chief Operating
Parsons                      and Co-Chief          Officer, AOL Time Warner*
                             Operating Officer

Robert W. Pittman            Director and          Co-Chief Operating
                             Co-Chief Operating    Officer, AOL Time Warner*
                             Officer

Franklin D. Raines           Director              Chairman and Chief
                                                   Executive Officer
                                                   Fannie Mae
                                                   3900 Wisconsin Avenue NW
                                                   Washington, DC  20016-28016
                                                   (a non-banking financial
                                                   services company)

R. E.                        Director,             Vice Chairman and Senior
Turner                       Vice Chairman         Advisor, AOL Time Warner*
                             and Senior
                             Advisor


*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                                      Principal Occupation or
Name                           Office                 Employment and Address
----                           ------                 -----------------------

Francis T.                     Director               Chairman of
Vincent, Jr.                                          Vincent Enterprises
                                                      (private investor),
                                                      and Director of Various
                                                      Companies
                                                      300 First Stamford Place
                                                      Stamford, CT 06902

Executive Officers
------------------

Richard J. Bressler          Executive                Executive Vice President
                             Vice President


Paul T. Cappuccio            Executive Vice           Executive Vice President,
                             President,               General Counsel and
                             General Counsel          Secretary,
                             and Secretary            AOL Time Warner*


David Colburn                Executive Vice           Executive Vice President,
                             President                AOL Time Warner*


J. Michael Kelly             Executive Vice           Executive Vice President
                             President and            and Chief Financial
                             Chief Financial          Officer, AOL Time
                             Officer                  Warner*

Kenneth B. Lerer             Executive Vice           Executive Vice
                             President                President, AOL Time
                                                      Warner*


*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                                      Principal Occupation or
Name                           Office                 Employment and Address
----                           ------                 -----------------------

William J. Raduchel            Executive Vice         Executive Vice President
                               President and          and Chief Technology
                               Chief Technology       Officer, AOL Time
                               Officer                Warner*

Mayo S. Stuntz, Jr.            Executive Vice         Executive Vice
                               President              President, AOL Time
                                                      Warner*

George                         Executive Vice         Executive Vice President
Vradenburg, III                President for Global   for Global and Strategic
                               and Strategic          Policy, AOL Time Warner*
                               Policy



*The business address of AOL Time Warner, AOL Time Warner Investment Corporation, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                    ANNEX B

          The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

Directors and Executive Officers
--------------------------------

                                                    Principal Occupation or
Name                         Office                 Employment and Address
----                         ------                 -----------------------

Paul T. Cappuccio            Director and           Executive Vice
                             Executive              President, General
                             Vice President,        Counsel and Secretary,
                             General Counsel        AOL Time Warner*
                             and Secretary

Spencer B. Hays              Director,              Senior Vice President and
                             Senior Vice            Deputy General Counsel,
                             President and          AOL Time Warner*
                             Deputy General
                             Counsel

Thomas W. McEnerney          Director,              Vice President and
                             Vice President         Associate General
                             and Associate          Counsel, AOL Time Warner*
                             General Counsel

Richard J. Bressler          Executive              Executive Vice President,
                             Vice President         AOL Time Warner*


Stephen M. Case              Chairman               Chairman, AOL Time
                                                    Warner*

*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                                     Principal Occupation or
Name                           Office                Employment and Address
----                           ------                -----------------------


David Colburn                  Executive Vice        Executive Vice President,
                               President             AOL Time Warner*


J. Michael Kelly               Executive Vice        Executive Vice
                               President             President and
                               and Chief Financial   Chief Financial Officer,
                               Officer               AOL Time Warner*

Kenneth B. Lerer               Executive Vice        Executive Vice
                               President             President, AOL Time
                                                     Warner*

Gerald M. Levin                Chief Executive       Chief Executive
                               Officer               Officer, AOL Time Warner*

Kenneth J. Novack              Vice Chairman         Vice Chairman, AOL Time
                                                     Warner*

Richard D.                     Co-Chief              Co-Chief Operating
Parsons                        Operating Officer     Officer, AOL Time Warner*


Robert W. Pittman              Co-Chief              Co-Chief Operating
                               Operating Officer     Officer, AOL Time Warner*

William J. Raduchel            Executive Vice        Executive Vice President
                               President             and Chief Technology
                                                     Officer, AOL Time Warner*


*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                                       Principal Occupation or
Name                             Office                Employment and Address
----                             ------                -----------------------

Mayo S. Stuntz, Jr.              Executive Vice        Executive Vice President,
                                 President             AOL Time Warner*

R. E.                            Vice Chairman         Vice Chairman and Senior
Turner                           and Senior Advisor    Advisor, AOL Time Warner*

George                           Executive Vice        Executive Vice President
Vradenburg, III                  President             for Global and Strategic
                                                       Policy, AOL Time Warner*



*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                    ANNEX C

          The following is a list of the directors and executive officers of Time Warner Companies, Inc. ("TWC"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TWC each person is a citizen of the United States of America.

                                                   Principal Occupation or
Name                       Office                  Employment and Address
----                       ------                  -----------------------

Richard J.                 Director and            Executive Vice President,
Bressler                   Executive Vice          AOL Time Warner*
                           President



Paul T. Cappuccio          Director and            Executive Vice President,
                           Executive Vice          General Counsel and
                           President, General      Secretary, AOL Time Warner
                           Counsel and Secretary

Richard D.                 Director and            Co-Chief Operating
Parsons                    Co-Chief Operating      Officer, AOL Time Warner*
                           Officer

Stephen M. Case            Chairman                Chairman, AOL Time Warner*





*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                                   Principal Occupation or
Name                       Office                  Employment and Address
----                       ------                  -----------------------

David Colburn              Executive Vice          Executive Vice
                           President               President,
                                                   AOL Time Warner*





J. Michael Kelly           Executive Vice          Executive Vice President
                           President and           and Chief Financial
                           Chief Financial         Officer, AOL Time Warner*
                           Officer

Kenneth B. Lerer           Executive Vice          Executive Vice President,
                           President               AOL Time Warner*

Gerald M. Levin            Chief Executive         Chief Executive Officer,
                           Officer                 AOL Time Warner*

Kenneth J. Novack          Vice Chairman           Vice Chairman, AOL Time
                                                   Warner*

Richard D.                 Co-Chief                Co-Chief Operating
Parsons                    Operating Officer       Officer, AOL Time Warner*

Robert W. Pittman          Co-Chief                Co-Chief Operating
                           Operating Officer       Officer, AOL Time Warner*

William J. Raduchel        Executive Vice          Executive Vice President
                           President               and Chief Technology
                                                   Officer, AOL Time Warner*

Mayo S. Stuntz, Jr.        Executive Vice          Executive Vice President,
                           President               AOL Time Warner*

                                                   Principal Occupation or
Name                      Office                   Employment and Address
----                      ------                   -----------------------

R. E.                     Vice Chairman            Vice Chairman and Senior
Turner                    and Senior Advisor       Advisor, AOL Time Warner*

George                    Executive Vice           Executive Vice President
Vradenburg, III           President                for Global and Strategic
                                                   Policy, AOL Time Warner*

















*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                    ANNEX D


          The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                               Principal Occupation or
Name                   Office                  Employment and Address
----                   ------                  -----------------------

Richard J.             Director and            Executive Vice President,
Bressler               Executive Vice          AOL Time Warner*
                       President



Gerald M.              Director and Chief      Chief Executive Officer,
Levin                  Executive Officer       AOL Time Warner*

Richard D.             Director                Co-Chief Operating
Parsons                and Co-Chief            Officer, AOL Time Warner*
                       Operating Officer












*The business address of AOL Time Warner, Time Warner, TWC and WCI is 75 Rockefeller Plaza, New York, NY 10019

EXHIBIT D


                           JOINT FILING AGREEMENT

          AOL Time Warner Inc., Time Warner Inc., Time Warner Companies, Inc.

and Warner Communications Inc., each hereby agrees, in accordance with Rule

13d-1(k) under the Securities Exchange Act of 1934 (the "Act"), as amended,

that the Amended Statement on Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Class A Preferred Stock, par value $60.00 per share, of CEC Entertainment Inc., is, and will be, filed jointly on behalf of each such person.

Dated: January 22, 2001


                                          AOL TIME WARNER INC.

                                          BY: /s/  J.Michael Kelly
                                             Name:  J. Michael Kelly
                                             Title: Executive Vice President
                                                    and Chief Financial
                                                    Officer

                                          TIME WARNER INC.

                                          BY: /s/  Spencer B. Hays
                                             Name: Spencer B. Hays
                                             Title: Senior Vice President

                                          TIME WARNER COMPANIES, INC.

                                          BY: /s/  Spencer B. Hays
                                             Name: Spencer B. Hays
                                             Title: Senior Vice President

                                          WARNER COMMUNICATIONS INC.


                                          BY: /s/  Spencer B. Hays
                                             Name: Spencer B. Hays
                                             Title: Vice President